ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 9, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Mara L. Ransom/Daniel Porco — Legal
Jim Allegretto/Jason Niethamer — Accounting

Re:	DAVIDsTEA Inc.
Draft Registration Statement on Form F-1, confidentially submitted December 19, 2014
CIK No. 0001627606
SEC Comment Letter dated January 16, 2015

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for confidential submission with the Securities and Exchange Commission (the “SEC”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the Company’s above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).  Amendment No. 1 to the Draft Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated January 16, 2015 (the “Comment Letter”) and certain other revisions and updated information.  We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to indicate the changes from the Draft Registration Statement that was originally confidentially submitted to the Staff on December 19, 2014. The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1 to the Draft Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:

The Company advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), and no research reports have been published or distributed in reliance on Section 2(a)(3).  To the extent that such written communications are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf or such reports are published or distributed, the Company will supplementally provide copies to the Staff.

2.                                      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered, and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that it will file a subsequent amended version of the Draft Registration Statement containing the required information after such information is available and with sufficient time for the Staff to review such information prior to any distribution of preliminary prospectuses.

3.                                      Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response to Comment 3:

The Company acknowledges the Staff’s comment and undertakes to provide the requested information, including having a representative of FINRA call or provide a letter to the Staff confirming that it has completed its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

Prospectus Summary, page 1

4.                                      We note your use of qualitative and comparative statements in your prospectus, including the following:

•                  “We are one of the fastest growing branded beverage companies in North America,” page 1;

•                  “We participate in the large and growing global tea market, which had approximately $40 billion of retail sales…,” and “especially as consumer awareness of tea in Canada and the United States increases,” page 58;

•                  “…the tea market is forecast to grow consistently at a CAGR of approximately 7% to 8%...” page 58.

These are examples only. If any of the statements represent management’s belief, please revise your disclosure to indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in the filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Response to Comment 4:

The Company has included the relevant portions of the industry research reports supporting the factual assertions in the prospectus, including the factual assertions noted above, in supplemental correspondence sent directly to the Staff. In addition, the Company has revised the Draft Registration Statement on pages 1, 44, and 57 in response to Comment 4.

Our Growth Strategies, page 4

5.                                      We note your indication that a “key focus on your marketing strategy” will be to increase brand visibility in the U.S. market where you expect the proportion of store openings in the U.S. market to trend upward of 50% per year. Elaborate upon the challenges associated with this strategy considering you also acknowledge “lower tea consumption in the United States as compared to Canada” and that “cash-on-cash payback” in the United States takes longer than in Canada.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 61 of the Draft Registration Statement to reflect the challenges associated with the marketing strategy.

Risk Factors, page 13

Risks Relating to Our Common Shares and this Offering, page 28

Certain Shareholders will own a significant percentage . . ., page 28

6.                                      We note your disclosure that Rainy Day Investments Ltd. will have a significant influence over corporate matters. Please revise your disclosure to explain that Rainy Day Investments Ltd. will have control over the outcome of any corporate issue that requires shareholder approval. In this regard, we note your disclosure that Rainy Day Investments Ltd. will have effective voting control after the completion of this offering.

Response to Comment 6:

The Company has revised the Draft Registration Statement on page 28 to clarify that Rainy Day Investments Ltd. will have a significant impact on the outcome of any corporate issue that requires shareholder approval.  After the offering, the Company expects that Rainy Day will beneficially own more than one third of (but less than 50% of) the Company’s voting outstanding shares, and will therefore be in a position to block the approval of any corporate action that requires supermajority shareholder approval under the Canada Business Corporations Act.

Dilution, page 41

7.                                      Please tell us why your beginning net tangible book value per share amount does not exclude the conversion of various preferred shares outstanding. Please note that net tangible book value per share should be that of common equity before any preferred stock conversions and any additions or subtractions should be shown as separate adjustments. We may have further comments after reviewing your response.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition. . ., page 44

8.                                      We note your disclosure on page 4 that your early results in the U.S. “demonstrate the potential of [y]our brand and retail concept.” We also note your disclosure on page 24 that sales from U.S. stores comprised 4% and 6% of total sales during 2012 and 2013, respectively. Please tell us what consideration was given to providing additional information in this section regarding the performance of your U.S. stores over the past two years. For example, please tell us what consideration was given to discussing the expenses, profit margins and comparable store sales for your U.S. stores. Please see Item 4 of Form F-1 and Item 5 of Form 20-F.

Response to Comment 8:

The Company acknowledges the Staff’s comment and advises the Staff that the Company is a relative newcomer to the U.S. market.  As disclosed on pages 4 and 60 of the Draft Registration Statement, the Company opened its first store in the United States in 2011, and as of October 25, 2014, operated only 24 stores in the United States. Because a large proportion of these stores are new or in an early stage of operations, the Company does not believe that disclosing expense or profit margin information for this subset of its overall store base would be useful or meaningful to investors.

The Company also refers the Staff to the Company’s response to Comment 14. Although the Company has not historically reported its U.S. operations as a separate reportable segment, it expects to do so beginning with the financial statements for the fiscal year ended January 31, 2015.  As a result the Company expects to provide additional information regarding sales, profitability and assets in the United States.

Performance and Growth Factors Outlook, page 44

9.                                      Where you discuss your competitive strengths, you mention that you opened your first store in the U.S. in 2011 and “based on your experience in the U.S. market, [you] target a cash-on-cash payback in the United States of three years.” Please disclose whether this target has actually been met with respect to any of your U.S. stores and, if so, by how many stores, so readers can appreciate that you have evidence to support this statement.

Response to Comment 9:

The Company advises the Staff that the Company has had only two stores open in the United States for at least three years.  Neither of those stores achieved cash-on-cash payback within three years.  However, based on recent trends in the performance of certain of the Company’s U.S. stores, the Company continues to target achievement of cash-on-cash payback of approximately three years.  To provide more clarity with respect to this disclosure, the Company has revised the disclosure on page 4 and page 60 of the Draft Registration Statement. Furthermore, the Company has added disclosure to the risk factors on page 14 of the Draft Registration Statement informing investors that the Company has not yet achieved a three-year payback period in the United States and that the payback period is an internal Company target.

How we assess our performance, page 45

10.                               We note the disclosure beginning on page 45 of how you assess your performance including a discussion of comparable sales and the various factors that affect this metric including new and repeat visits to your stores and online as well as the number of customer transactions and average ticket in your stores and online. However, you have not bridged the gap between this discussion and your financial results by explaining how these factors have impacted your results during the periods presented in your financial statements. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. To make this discussion of key variables meaningful, you should generally quantify those which are quantitative factors and explain how changes in these metrics drove your results. For example, if new and repeat visits to your stores and online as well as the number of customer transactions and average ticket in your stores and online are key metrics reviewed by management, we would generally expect you to quantify them for each period presented and explain how each metric impacted the change in your comparable sales. After reviewing the Releases cited above, please revise your analysis of sales to be more comprehensive.

Response to Comment 10:

The Company has revised the Draft Registration Statement on pages 47 and 48 in response to Comment 10.

11.                               We note that sales from comparable stores include e-commerce sales when arriving at the metric of comparable sales. We also note your disclosure that total e-commerce sales increased to 7.6% of total sales for the thirty-nine weeks ended October 25, 2014 from 2.7% of sales in fiscal 2010. In order to provide a focused discussion of sales within your physical stores, please revise page 47 to also provide comparable store sales excluding e-commerce sales. In addition, please provide an analysis of the nominal dollar change in your total sales between comparable sales, non-comparable sales and e-commerce.

Response to Comment 11:

The Company advises the Staff that the Company internally evaluates its comparable sales growth including e-commerce sales.  Furthermore, the Company believes that a consolidated comparable sales metric is a more effective means of understanding the Company’s sales trends and their potential variability because it eliminates the effect of channel conflict between the two means of distribution. The Company designs its marketing and operations around the practice of offering products to customers in any way the customer may wish to shop and encourages customers to engage with the Company online as well as in stores. For example, the Company’s customer loyalty program gives equal credit to online purchases as to store purchases.  In addition, the Company manages its stores and e-commerce site as one cohesive business based on a number of factors, including the fact that the Company’s customers expect to be able to purchase the same products online and in the Company’s stores, the Company employs consistent marketing and advertising themes and strategies across its entire retail channel, the Company sources and distributes its products through the same channel, regardless of whether they are sold online or in stores, and the Company sells gift cards in its physical stores and on its e-commerce site, which can be used online or in a physical store.

Finally, the Company views its practice of presenting consolidated comparable sales data as consistent with the practice of many of its peers in the retail industry.

Business, page 57

Our Stores and Operations, page 62

12.                               We note your disclosure on page 63 that you have identified certain malls and street locations as suitable locations in which to open new stores. Please revise your disclosure to clarify whether you have any arrangements, understandings or agreements in place with respect to these sites.

Response to Comment 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Draft Registration Statement to clarify that, as a general matter, there are no material arrangements or understandings or agreements in place with respect to these sites as a group, although the Company does from time to time in the ordinary course of business enter into leases or memoranda of understanding with respect to certain properties.

Notes to Consolidated Financial Statements, page F-7

Note 3. Significant Accounting Policies, page F-8

Impairment of non-financial assets, page F-11

13.                               You state that “…the Company has defined each of the commercial premises in which it carries out its activities as a CGU, although where appropriate these premises are aggregated at a district or regional level to form a CGU.” Please show us, via example, how you implement this grouping process for purposes of evaluating impairment. Please specifically focus on when and how “premises are aggregated at a district or regional level to form a CGU.” We may have further comment.

Response to Comment 13:

The Company acknowledges the Staff’s comment and informs the Staff that the language “are aggregated at a district or regional level” is an example of an accounting policy that deals with a future possibility.  The Company undertook no aggregation in the periods presented, although where the facts and circumstances support aggregation in the future, the Company will apply the aggregation criteria appropriately in accordance with IAS 36 Impairment of Assets.

Note 24. Segment Information, page F-37

14.                               We note that you have aggregated your two operating segments of Canada and the United States into one reporting segment because the two operating segments “sell similar products, have similar types of customers, and similar distribution channels.” Notwithstanding this disclosure, please provide us with a more specific and comprehensive discussion of how you have considered the aggregation criteria in paragraph 12 in IFRS 8 with a particular emphasis on the nature of the regulatory environment as well as economic characteristics. In this regard, you disclose on page F-34 that the United States subsidiary has accumulated losses, which appears to be contrary to the performance of your operations in Canada. You also disclose on page 14 that you have limited experience with the regulatory environments and market practices outside of Canada.

Response to Comment 14:

The Company acknowledges the comment and advises the Staff that in determining to treat the Canada and United States operations as a single reporting segment, the Company considered:

•                  the gross margin by country in percentage terms, which is similar in fiscal 2013 and 2014;

•                  the gross margin by country with changes in foreign exchange as consistent, as the variations are passed on to the customer;

•                  the regulatory and legal regimes for health and safety of tea products, which are essentially aligned as between the two countries;

•                  the nearly identical product mix offered in stores and our e-commerce site to consumers in both countries;

•                  that the method of distribution to stores in Canada and the United States is nearly identical;

•                  that the nature of the production process (as applicable) is similar; and

•                  the similarity of the customer profile in Canada and the United States.

In evaluating the above considerations, the Company believes the U.S. operations’ relative contribution to the Company’s overall financial results is the most significant factor in deciding whether to treat each country as a separate reporting segment, and that the aggregation criteria in IFRS 8 was met in all periods presented. After applying the above factors to the results for the fiscal year ended January 31, 2015, the Company expects that it will treat the Canada and United States operating segments as two distinct reporting segments in its financial statements, commencing with the January 31, 2015 year end.

Item 9. Undertakings, page II-7

15.                               Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Response to Comment 15:

The Company advises the Staff that it has omitted the undertaking specified in Item 512(a)(6) of Regulation S-K because the securities being registered pursuant to the Draft Registration Statement are not being registered under Rule 415 under the Securities Act and the Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415 under the Securities Act. The Company acknowledges that, pursuant to the Commission’s guidance, the undertakings set forth in Item 512(a) are applicable to certain offerings outside the scope of Rule 415 if the offering relies on Rule 430C under the Securities Act. In connection with this offering, the Company is relying on Rule 430A, not Rule 430C. As such, the undertakings in Item 512(a)(6) are not required to be included in the Draft Registration Statement.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:
Sylvain Toutant
Luis Borgen